Mail Stop 3561

April 19, 2006


Via U.S. Mail

Mr. Jeffrey I. Badgley
President and Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, Tennessee 37363


	RE:	Miller Industries, Inc.
		Form 10-K for the year ended December 31, 2005
		Filed March 14, 2006
		File No. 001-14124

Dear Mr. Badgley

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Annual Report on Form 10-K for the year ended December 31, 2005

MD&A
Results of Operations, page 19

1. Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state net sales increased due to increases in demand (volume), production for DataPath, and price increases. Please quantify each of these items. In addition, please consider the use of tables to present and tabulate the various factors.


Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

2. Please separately present related party sales to DataPath along with the corresponding costs of operations.


Notes to Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

3. In future filings, please expand your revenue recognition policies
to include your policies for service revenues, if significant, as we
note from page 2 that you also perform design and engineering services. Please also confirm that goods are shipped FOB shipping point since your revenue is recognized at shipment. Refer to SAB Topic 13.B and revise future filing as necessary. Also, on page 18 you state you recognize revenues when risk of ownership is transferred to distributors. Please tell us when this occurs.


Note 12. Discontinued Operations, page F-20

4. We note that you have reclassified the revenues and expenses of towing services from discontinued to continuing operations based on your continuing involvement in the operations of the business via a long-term license agreement. Please tell us over what period you have received or will receive revenues under this arrangement and where the revenues are reported subsequent to 2003 if applicable.




Exhibits 31.1, 31.2, and  31.3

5. We note that the certifications filed as Exhibits 31.1, 31.2, and
31.3 were not in the proper form. It appears as though the omissions previously allowed related to internal controls over financial reporting are still currently omitted although the extension to file the full certification per Release 33-8392 is now expired for your fiscal year ended December 31, 2005. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current Co-
CEOs and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please note that your amendment need only contain a cover page, explanatory note providing the reasons for the amendment, signature page, and paragraphs 1, 2, 4, and 5 of the certification.



*    *    *    *


As appropriate, please amend your December 31, 2005 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at
(202)
551-3380 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

Mr. Jeffrey I. Badgley
Miller Industries, Inc.
April 19, 2006
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